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                                                                                      Exhibit 12
                                     KANSAS CITY POWER & LIGHT COMPANY
                             COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
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                                                      Year Ended December 31
                                    1993         1992         1991          1990         1989
                                                           (Thousands)

Income from continuing
 operations                     $   105,772  $    86,334  $   103,893   $   102,732  $   108,618

Add:

Taxes on income                      67,953       52,196       60,278        57,062       65,885

Kansas City earnings tax                495          382          242           376          390

  Total taxes on income              68,448       52,578       60,520        57,438       66,275

Interest on value of
 leased property                      7,273        6,366        5,075         4,357        3,787

Interest on long-term debt           50,118       54,266       63,057        68,853       78,570

Interest on short-term notes            750        2,749        3,299         6,199        6,531

Other interest expense
 and amortization                     4,113        2,173        2,665         2,492        1,985

  Total fixed charges                62,254       65,554       74,096        81,901       90,873

Earnings before taxes on
 income and fixed charges       $   236,474  $   204,466  $   238,509   $   242,071  $   265,766

Ratio of earnings to fixed
 charges                               3.80         3.12         3.22          2.96         2.92
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